FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 25 May, 2005


                                    O2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Product Launch sent to the London Stock Exchange on 25 May, 2005





PR0514

              O2 AND ANSCHUTZ ENTERTAINMENT GROUP UNVEIL 'THE O2'

                AND SIGN EXCLUSIVE MOBILE CONTENT AND MUSIC DEAL

Released: 25 May 2005

O2 today announced a partnership with Anschutz Entertainment Group (AEG) - one of the world's leading providers of live entertainment, sport events and facilities. The two companies will work together to rejuvenate the former Millennium Dome and the surrounding area, turning it into one of the UK's premier venues. From today, the facility will be renamed 'The O2' and is set to open in early 2007.

In addition, O2 customers will benefit from exclusive content from leading artists and priority access to shows, major sports events and exhibitions. Under the deal, valued at GBP6 million per year from 2007, O2 and AEG will co-operate on three key areas. These include:

   -Commencing work immediately to bring exclusive music and entertainment content to O2 phones and devices.
   -Offering every O2 customer in the UK, Germany and Ireland VIP membership privileges at The O2, including priority tickets and upgrades, a members bar and VIP hospitality lounge; fast track entry and reserved parking.
   -Introducing a range of interactive services such as mobile ticketing, music downloads and event guides via O2's mobile Internet portal, O2 Active, and the forthcoming i-mode service.

Matthew Key, chief executive officer of O2 UK, said: "Today's announcement builds on our strategy to deliver an enhanced customer experience and to strengthen customer loyalty. We have already deployed significant additional resources into customer-facing areas, including opening a fourth major UK customer service centre and further expanding the O2 retail network.
"Our partnership with AEG will further help us reward our most loyal customers. It also leverages our strengths in turning great sponsorships into interactive partnerships, which have been a big part of O2's success over our first three years. Whether it's Big Brother, Arsenal Football Club, the England Rugby Union team, the O2 Wireless Festival or other music events we're involved with, we've used mobile interactivity to enhance these experiences for customers."

O2 and AEG will work together to create a range of mobile entertainment content available exclusively on O2 phones and Xda's. Starting now and using content from AEG hosted and promoted events worldwide, this service will continue after early 2007 using content from events at The O2.

AEG is the world's second largest live entertainment promotion and touring company. In the last year acts and/or events it has presented have included: U2, Elton John, Usher, Paul McCartney, Eagles, Prince, Coldplay, Stereophonics, Razorlight, the Grammy Awards, the Academy Awards and the New Orleans Jazz Festival. In addition, AEG is promoting the upcoming worldwide exhibition of the Treasures of Tutankhamen, premiering on June 15 in Los Angeles.

David Campbell, newly appointed president and chief executive officer of AEG Europe, added: "In addition to creating the very best venues, AEG's passion is the promotion and production of music, sport and entertainment programming. Unlike other arenas, The O2 will be designed for music, offering great acoustics for the performers and modern facilities for the fans. In addition, the way we have developed the space allows us to attract world-class sporting competitions and special events - some that never would have considered London before now. We are currently finalising our first raft of events for The O2, which we look forw ard to announcing in the coming weeks and months."

                                     -ends-

Notes to Editors:

The O2

The O2 will be an indoor arena for up to 23,000 fans that will host at least 120 world-class music, entertainment and sport events in its first year of opening. Within the facility there will be the O2 Music Club with a capacity of more than 2,000 people, a 'bubble' shaped ice rink called the O2 Ice pad, exhibition spaces and an area for a variety of bars, restaurants, retail and leisure facilities.

The venue will draw on the strengths of the two partners. O2 brings expertise in mobile music, sport and entertainment as well as a customer-base of 24 million in the UK, Germany and Ireland. AEG has a strong track record in creating successful entertainment destinations and putting on events world-wide. For example, AEG operates STAPLES Centre in Los Angeles, which hosts more than 250 live events annually and has attracted more than 20 million guests in less than six years.

O2 plc

O2 plc has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as a leading mobile Internet portal business. All of these businesses are branded as 'O2'. The company is a founding member of Starmap Mobile Alliance, has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service. In addition, O2 has established the Tesco Mobile and Tchibo Mobilfunk joint venture businesses in the UK and Germany respectively.

O2 has nearly 24 million customers and some 13,000 employees. It reported revenues for the year ended 31 March 2005 of GBP6.683 billion. Data represented 26% of total service revenues in the quarter ending 31 March 2005.

Anschutz Entertainment Group
Anschutz Entertainment Group is one of the leading sports and entertainment presenters in the world. A wholly owned subsidiary of The Anschutz Corporation, it owns or operates some of the world's best arenas and theatres, numerous sports franchises including the Lakers (NBA), Los Angeles Kings (NHL) and The David Beckham Academy, and a collection of companies dedicated to producing, promoting and presenting world-class live entertainment.

Anschutz Entertainment Group employs more than 3,000 staff in over 45 operating companies worldwide. Its international head office is at STAPLES Center, Los Angeles, and its European headquarters is now based in London.

O2 plc contacts

David Nicholas                             Simon Gordon
Director of Communications                 Head of Media Relations
O2 plc                                     O2 plc
david.nicholas@o2.com                      simon.gordon@o2.com
t: +44 (0) 771 575 9176                    t: +44 (0) 771 007 0698

Nicola Green
O2 UK
07976 957810
nicola.green@o2.com

All O2 Group news releases can be accessed at our web site: www.o2.com


AEG
Zoe Anderson                            Toby Burnham
020 7291 6378                           020 7291 6383
zoe.anderson@freud.com                  toby.burnham@freud.com



                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 O2 plc


Date: 25 May, 2005                      By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary